Global Real Estate Holdings, Inc.
125 Wolf Road, Suite 123
Albany, NY 12205
Fax: 800-741-6801

November 8, 2013

By EDGAR

Jerard Gibson
Attorney - Advisor
Securities and Exchange Commission
Washington, DC, 20549

Re: Global Real Estate Holdings, Inc.
Registration Statement on Form S-11
Filed March 22, 2013
File No. 333-187436

Global Real Estate Holdings, Inc., acknowledges receipt of the letter dated April 18, 2013 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  We have amended our Registration Statement on Form S-11 (the "First Amended Draft") and have tracked all changes in the Edgarized document for ease of review.  The following is a response to the Staff’s comment.

We appreciate the Staff's comment as well as the opportunity this process provides to improve the content of our SEC filings. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We have not and do not intend to provide any supplemental communication to potential investors.  We are also not using any broker or dealer in relation to our offering so we feel these items do not apply with regards to our offering.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: We do not have any graphics, maps, photographs and related captions or other artwork including logos that are intended to be used in the prospectus.

Prospectus Cover Page

3. Please refer to Item 501(b)(8)(iii) of Regulation S-K and revise to specifically disclose the date when the offering period will end.

Response: We have updated the Prospectus Cover Page on page 3 and have also updated page 6 to specifically disclose the date when the offering period will end as follows:

"The offering shall terminate on the earlier of (i) the date when the sale of all 2,000,000 shares is completed, or (ii) three hundred and sixty five (365) days from the date of this prospectus becoming effective.  If the Company decides to extend the offering for an additional 180 days from the effective date of this prospectus we will file a post effective amendment to our Registration Statement."

4. Please mark the cover page to clarify, as appropriate, if you are relying on Rule 415.

Response: We have updated the cover page checkbox pursuant to reliance on Rule 415.

Prospectus Summary

5. Please briefly revise to more specifically describe the type of real property assets you plan to acquire. In this regard, we note the disclosure beginning on page 26 regarding multi-family residential properties. Please clarify here and on page 26 whether you intend to only invest in multi-family residential properties and the approximate number of units in your target properties.

Response: We have updated our Prospectus Summary and our disclosure beginning on page 26 to specify our target properties of only multi-family residential properties ranging from 2 to 4 units.

Summary Risk Factors, page 6

6. Refer to Item 3(b) of Form S-11 and, consistent with your disclosure in the risk factors section, revise here to highlight:

•	your lack of experience in running a public company;
•	the lack of a public market for your shares and the liquidity risks arising therefrom;
•	that investors in the offering will not be able to evaluate the real property you intend to purchase with the offering proceeds;
•	your ability to alter your investment objectives without stockholder consent; and
•	that an investor could lose his or her entire investment.

Response: We have updated our Summary Risk Factors on page 6 to highlight the above items which are consistent with our disclosure within our Risk Factors starting on page 7.

Risk Factors, page 7

General

7. Please revise to include a risk factor to address the fact that this is a no minimum offering, including the risk early investors may be the only investors.

Response: We have revised this section to include the following two additional risk factors on page 7:

The shares offered by the Company through this offering will be sold without an underwriter, and we may be unable to sell any shares.

This Offering is being conducted on a “best-efforts” basis, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell them through our officers and directors, who will receive no commissions.  They will offer the shares to friends, relatives, acquaintances and business associates; however, there is no guarantee that they will be able to sell any of the shares.  Unless they are successful in selling all of the shares and receiving all of the proceeds from this Offering, we may have to seek alternative financing to implement our business plans.

Since there is no minimum for our offering, if only a few persons purchase shares they will lose their money immediately without us being even able to develop a market for our shares.

Since there is no minimum with respect to the number of shares to be sold directly by the Company in its offering, if only a few shares are sold, we will be unable to even attempt to create a public market of any kind for our shares. In such an event, it is highly likely that the entire investment of the early and only share purchasers would be lost immediately.

Available Information, page 16

8. Please revise your disclosure in this section to clarify that, upon effectiveness, you will be subject to the current and periodic reporting requirements under Section 15(d) of the Exchange Act.

Response: We have updated our disclosure on page 16 stating we will be subject to the current and periodic reporting requirements under Section 15(d) of the Exchange Act.

Use of Proceeds, page 17

9. Please clarify your disclosure in footnote 2 to briefly explain how you derived the assumed property values in light of your disclosure that no specific properties have been identified.

Response: We have elaborated further in our disclosure to clarify we have only done a broad, preliminary internet search in our target property areas, with no specific property or properties indentified, for use in estimation of our use of proceeds.

Dilution, page 21

10. In addition to your tabular dilution disclosures in this section, please revise to provide "a comparison of the public contribution under the proposed public offering and the effective cash contribution" of your current shareholders as required by Item 506 of Regulation S-K. Such comparison should disclose the amounts paid by current shareholders and the percentage of shares that they own as compared to the amount investors in this offering will own based on their contributions.

Response: We have updated this section.

Director, Executive Officers, Promoters and Control Persons, page 23

11. In accordance with Item 401(e) of Regulation S-K, please describe in more detail business experience for Messrs. Singh and Benedict during the last five years. In such disclosure, identify the businesses for which they worked, the specific positions and the time periods each person has served in each of the positions described. Please also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such individuals should serve as a director, in light of your business and structure.

Response: We have updated our Directors, Executive Officers, Promoters and Control Persons section on page 23 to further describe our management and directors experience, qualifications, attributes and skills.  We have also added the reason that Mr. Singh and Mr. Benedict should serve as directors.

12. It is not clear from your current disclosure whether Mr. Singh or Mr. Male has any experience selecting, acquiring, and managing real estate assets. Please revise to clarify. Please also revise to discuss with greater specificity Mr. Benedict’s experience. If your executives lack such experience selecting, acquiring and managing real estate assets, please also include a risk factor to discuss the risk associated with this lack of expertise.

Response: We have added a risk factor on page 8 as follows to provide a disclosure that Mr. Singh and Mr. Male do not have experience in real estate:

The majority of our management has no technical training nor experience in real estate.

Mr. Singh and Mr. Male have no prior technical training in real estate and therefore will rely on the background and expertise of Mr. Benedict, our CFO, Treasurer and Director.  The loss of Mr. Benedict would have an adverse effect on our business, operations and prospects and could result in the loss of one's investment.  Mr. Benedict's experience can be found on page 23 under DIRECTOR, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

13. Please revise to provide all required information for Mr. Singh as your promoter and any other such parties in accordance with Item 404(c) of Regulation S-K. Refer also to Item 11 of Form S-11.

Response:  We have revised page 23 to include such additional disclosure as instructed:

Mr. Singh, our CEO, President, and Chairman of the Board, Mr. Benedict, our CFO, Treasurer and a Director, and Mr. Male, our Secretary, are considered “promoters” of the Company for purposes of Item 404(c) of Regulation S-K, as they collectively have control of the Company and may act together for the purpose of voting or disposing of their stock of the Company.  The Company has no plan to acquire any assets from Mssrs. Singh, Benedict, and Male, they have not received anything of value from us other than their shares of the Company (described more fully on page 24 herein), and they have agreed to provide services to us without compensation until such time as we are either appropriately funded and/or we have earnings from our revenue. They may, in the future, establish compensation for themselves.

Description of Business

Stable/Performing Assets, page 26

14. Considering that you have not begun any negotiations with respect to property acquisitions or financings for such acquisitions, please revise your disclosure to describe more specifically how you plan to acquire properties within the targeted thresholds (e.g., 15% vacancy rate, 8% capitalization, 20% margin for flip properties).

Response: We have revised our disclosure on pages 26 and 27 to further describe our target thresholds by outlining more specifically how we will evaluate properties to meet these criteria.  We have also revised our vacancy rate to 25% on only a 4 unit property.  We have also revised our vacancy projections on 2 and 3 unit properties to be considered "stable" with 100% occupancy for a 3 month period.

Quick turnover properties, page 27

15. Please revise to clarify your definition of “gross margin” as such term relates to flips. Explain how you plan to ensure that flips you acquire will meet this criterion. In addition, please clarify whether you will look only at the geographic areas referenced for all types of properties or just quick turnover properties.

Response: We have added on page 27 a formula we will use in order to determine our gross margin on potential flip properties.  We have also added on pages 26 and 27 that we will look at only the geographic areas mentioned for all types of properties, not just quick turnover properties.

Planned Operations, page 28

16. Please more specifically describe the various steps you intend to take to develop your business and the costs and time involved in each step.

Response: We have amended this section to describe the various steps we intend to take to develop our business and the costs involved on pages 28 and 29.

17. Please revise to provide the disclosures outlined in Item 24 of Form S-11.

Response: We have added the following "We currently have no management agreements in place with any outside vendors, affiliates or third parties. We currently expect that our officer will arrange all purchases, sales, leases, and maintenance of our properties until such date that we are in need of outside management. Our officer will be the sole decision maker when it comes to any purchase, management, and disposition decisions."

18. Please discuss how long you expect it to take to invest offering proceeds in a property, or portfolio of properties.

Response: We have outlined this period of time on page 29 under our 3-6 month plan of operations.

19. We note your disclosure in this section regarding the outside responsibilities of your officers and directors. Please revise to discuss how you will carry out the phases of your operations and discuss any specific adjustments that will be made to your staffing.

Response: We have updated our disclosure on page 28 in the first paragraph under Planned Operations to state that management can carry on with their outside business activities and also work with the Company for up to 12 months while we execute our plan of operations.  If needed, the Company may consider hiring an additional employee or employees as needed.

Conflicts of Interest, page 30

20. Here or with your disclosure on at the of page 36 under the Policy With Respect to Certain Transactions heading, please outline any provisions of the governing instruments that limit transactions between the company and any director, officer, security holder or affiliate of the company. Refer to Item 25 of Form S-11.

Response: We have added the following on page 36, " There are currently no provisions in any of the Company's governing instruments that limit transactions between the Company and any director, officer, security holder or affiliate of the company."

Management’s Discussion and Analysis of Financial Condition

Results of Operations, page 33

21. We note your current disclosure in this section; however, it appears that your officers have already incurred expenses in connection with this offering. Please revise here to include disclosure that describes the expenses incurred on your behalf or and details the arrangements you have in place for future advances or, alternatively, tell us that the company has no reimbursement obligation with respect to the expenses borne by your officers.

Response: We have revised our disclosure in this section to further clarify that our officers have not incurred any expenses in connection with this offering thus far and that any future arrangements for additional capital will be offset by a note payable to the officer or officers providing cash to the Company should our current cash on hand not be sufficient to continue our operations.  We have revised as follows:

Our officers may provide additional cash needed for operations, including any additional cash needed for this Offering. The Officers intend to lend the Company additional capital to pay any accounts payable and cover additional costs, if any, related to this Offering.  Should capital be required in addition to our current cash on hand for our operations or this Offering, our officers may lend the cash needed for operating costs through the issuance of a note payable to the officer or officers providing additional funds.

Liquidity and Capital Resources, page 34

22. Please revise the third paragraph in this section to discuss more specifically your capital requirements for the next 12 months if you are unable to raise enough funds to purchase the initial property.

Response: We have revised this section to outline our reliance on our officers to lend money to the Company should we not be able to raise enough funds to purchase an initial property in order to pay our operating costs.  We have also indicated that we anticipate over the next 12 months our general operating costs will be around $6,000 to maintain our current status with the Nevada Secretary of State as well as keeping quarterly information current with our accounting/audit firms as well as legal fees.

Policy With Respect to Certain Activities, page 34

23. Please refer to instruction 1 to Item 12 of Form S-11 and revise to provide the specific disclosure requested therein.

Response: We have revised our Policy With Respect to Certain Activities on page 34 to provide the specific disclosure requested.

Signatures

24. Please revise your signature page to include the signature of your principal accounting officer or controller.

Response: We have revised the signature page to include the signature of our principal accounting officer, Mr. Kurt D. Benedict.

Any questions concerning this letter may be directed to the undersigned at 800-373-5910.  Thank you very much for your assistance with these matters.

Sincerely,

/s/ Dipendra K. Singh

Dipendra K. Singh
President/CEO